Item 77I.  Terms of New or Amended Securities

The establishment of Class F and Class T shares of Cohen & Steers Global Realty Shares, Inc. (the Fund), as described in the Prospectus and Statement of Additional
Information of the Fund, dated April 1, 2017 and filed on March 31, 2017, on Form Type 485BPOS filed,
Accession No. 0001193125-17-106813, are incorporated by reference.

Establishment of New Class F and Class T Shares

A Registration Statement filed with the Securities and Exchange Commission on behalf of the Fund, effective
March 31, 2017, established two additional classes of shares for the Fund designated as Class F and Class T shares. In addition to the new Class F and T shares, the Fund also has Class A, Class C, Class I, Class R and
Class Z shares. Class F shares are not subject to an initial or contingent deferred sales charge or a Rule 12b-
1 fee or shareholder servicing fee. Class T shares are subject to a 2.50% initial sales charge, but are not subject to a contingent deferred sales charge. Class T shares are subject to a Rule 12b-1 fee of 0.25% of the average daily value of the Fund's net assets attributable to Class T shares, and a non-Rule 12b-1 shareholder service fee of up to 0.10% of the average daily value of the Fund's net assets attributable to Class T shares.

Class F and T shares are not currently available for purchase. Once available, Class F and T shares are available through financial intermediaries that have a selling agreement with Cohen & Steers Securities, LLC, the Fund's distributor.

The Fund shall, to the extent permitted by applicable law, have the right, at its option, at any time to redeem shares owned by any shareholder if the Board of Directors has determined that it is in the best interest of the Fund to redeem its shares. The Fund's shares have no preemptive or conversion rights. Each class of shares represents an interest in the same assets of the Fund and is identical in all respects except that (i) each class is subject to different sales charges and distributions and service fees, which may affect performance, and (ii) each class has exclusive voting rights on any matter submitted to shareholders that affects only that class, including any matter that relates to that class'
Distribution Plan and has separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.
With the exceptions noted above, all shares of the Fund have equal voting, dividend, distribution and liquidation rights. All shares of the Fund, when duly issued, will be fully paid and nonassessable. Shareholders are entitled to one vote per share. All voting rights for the election of Directors are noncumulative, which means that the holders of more than 50% of the shares outstanding can elect 100% of the Directors then nominated for election if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any Directors. The foregoing description is subject to the provisions contained in the Fund's Articles of Incorporation and By-Laws as amended and supplemented from time-to-time.

The Board of Directors is authorized to reclassify and issue any unissued shares of the Fund without shareholder approval. Accordingly, in the future, the Board of Directors may create additional series of shares with different investment objectives, policies or restrictions. Any issuance of shares of another class would be governed by the 1940 Act and Maryland law.